Exhibit 1

ASX Release 3 NOVEMBER 2022 WESTPAC BOARD CHANGES Westpac Banking Corporation has today announced that Peter Marriott will retire from the Board at the conclusion of the 2022 Annual General Meeting. Mr Marriott joined the Board in 2013 and has reached his nine-year tenure. Peter has been Chairman of the Board Risk Committee for the last three years and is a Member of the Board Audit Committee. Westpac Chairman, John McFarlane said, “Peter has been an outstanding shareholder representative and contributor to the Board. In addition to his deep industry experience and financial acumen, Peter’s chairmanship of the Board Risk Committee has provided valuable leadership and insights through a period of significant change. I would like to thank Peter for his commitment to Westpac and wish him well for the future.” Mr Marriott said, “It has been a privilege to serve on the Westpac Board and I am confident Westpac is well placed to continue helping our customers succeed.” Audette Exel AO will commence as Chair of the Board Risk Committee following Peter’s retirement. Ms Exel is a lawyer by training and has more than 35 years’ experience in global financial services in both senior executive and non-executive director roles across banking, corporate advice, regulatory bodies and as a social entrepreneur. She has been a Member of the Board Risk Committee since her appointment to the Board in July 2021. For further information: Hayden Cooper Andrew Bowden Group Head of Media Relations General Manager, Investor Relations M. 0402 393 619 M. 0438 284 863 This document has been authorised for release by Tim Hartin, Company Secretary. Level 18, 275 Kent Street Sydney, NSW, 2000